Provident Energy Announces First Quarter 2006 Results

NEWS RELEASE NUMBER 11-06	May 11, 2006

All values are in Canadian dollars and conversions of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated

Highlights

-	Strong operational performance in all three business units.

-	Total production was 31,600 barrels of oil equivalent per day (boed), driven by excellent results in the Canadian oil and gas business.

-	Successful integration of recently-acquired NGL business produced solid results in new integrated west-to-east Midstream business unit.

-	Executive team strengthened with the addition of David Holm as Executive Vice President Finance and Strategy.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; NYSE-PVX) reported first quarter 2006 cash flow from operations of $78.9 million ($0.42/unit) compared to $64.1 million ($0.44/unit) generated in the first quarter of 2005, an increase of 23 percent. Distributions declared in the quarter totalled $68.4 million ($0.36/unit) compared to $51.7 million ($0.36/unit) in 2005. For the first quarter of 2006, Provident’s payout ratio of cash flow from operations was 87 percent compared to 81 percent in the same period a year earlier. Net earnings for the first quarter were $24.2 million ($0.13/unit), up from a net loss of $2.8 million ($0.02/unit) in the first quarter of 2005.

“We were very pleased with our operational performance in the first quarter,” said Provident Chief Executive Officer Tom Buchanan.  “Canadian upstream production was excellent. The Midstream business has done a superb job integrating the new acquisition, and has also completed the Redwater terminalling project on time and on budget. The U.S. business increased production while moving ahead on key strategic initiatives. All the fundamentals are in place for the year, and we are well on track to meet or exceed our overall objectives.”

Business Unit Results

Provident has diverse assets across the energy value chain in Canada and the United States. The company has three business units: Midstream, U.S. Oil and Gas Production (USOGP), and Canadian Oil and Gas Production (COGP).

Midstream

Provident’s Midstream business unit participates in all elements of the natural gas liquids (NGL) value chain, including extraction of NGLs from natural gas, NGL transportation, fractionation of the blended NGLs into products (ethane, propane, butane and condensate), storage of blended NGLs and NGL products, and distribution and marketing of NGL products. Provident is the second largest integrated NGL player in Canada, and is one of two Canadian companies with ownership in a west-to-east NGL system.

Midstream revenue is primarily generated in three ways: fee-for-service, fixed margin extraction and marketing equity propane-plus barrels. The fee-for-service business includes transporting, fractionating, storing, distributing and marketing NGLs for customers. The fixed margin business is mainly ethane production, which is sold to customers for a fixed margin over the input costs. The equity barrels business is the proprietary NGL business, under which Provident acquires propane-plus, fractionates it and sells finished products into the North American market. The equity barrels business has two components: a Redwater-based business in which propane-plus is acquired from an NGL mix, and an Empress-based business in which propane-plus is extracted from a raw natural gas stream.

For the first quarter of 2006, Provident’s Midstream business unit generated earnings before interest, taxes, depreciation, accretion, and other non-cash items (EBITDA) of $32.8 million, an increase of 100 percent over the first quarter of 2005. Cash flow from operations for the Midstream business unit increased 72 percent from the first quarter of 2005, rising from $15.2 million to $26.1 million. The increases are due to the major midstream business acquisition that closed in December, 2005.

The business environment in the first quarter was characterized by very strong crude oil prices and relatively weak natural gas prices. First quarter Midstream results for the equity barrels business were positively impacted by this favourable frac spread ratio (the relative price of crude oil to natural gas), but the stronger frac spread ratio was tempered by significantly reduced propane and butane price ratios relative to crude oil prices. As a result, quarterly EBITDA from this Midstream segment was lower than would have been realized if propane and butane prices had remained at historical levels relative to crude oil prices. On the positive side, the low natural gas price enabled Provident to add favourably-priced propane-plus inventory to be sold during the next winter heating season. With the forward market for propane strengthening, Midstream remains on track to meet or exceed annual EBITDA expectations.

First quarter Midstream EBITDA was also reduced by $5 million due to the requirement to repay the $5 million that was drawn in December from the Frac Spread Support Program with EnCana. This program enables Provident to receive financial support from EnCana in the event that the frac spread ratio falls below an established historical average. Provident does not anticipate receiving any further support payments from this program in the next quarter on the basis of the existing frac spread ratio. For more detail about the frac spread support program see the Management’s Discussion and Analysis.

With the major acquisition late in 2005, Provident announced its intention to protect longer-term margins in the Midstream business when market conditions are favourable. The forward looking frac spread ratio was very favourable during the first quarter, enabling Provident to layer in attractive gas-oil price ratio hedges for as much as 40 percent of Midstream volumes over the next five years at levels that exceed historical averages. Given the high frac spread ratio that currently exists in the futures market, Provident’s first quarter net earnings reflect an unrealized loss on financial derivative instruments of $39.2 million attributable to the Midstream business, which occurs due to an accounting requirement to “mark to market” all unrealized gains and losses associated with financial derivative instruments at that point in time and report these against current period income.

Provident managed 163,400 barrels per day (bpd) of NGLs over the first quarter of 2006, an increase of 165 percent from 61,600 bpd in the first quarter of 2005. The increase was due to the recent acquisition.

Midstream capital expenditure in the first quarter was $14.6 million, consisting mainly of $14.0 million to complete the previously-announced new condensate offloading facility at Redwater. That facility was commissioned in April 2006 on time and on budget. The new facility will offload and redeliver 35,000 bpd of condensate, complementing the existing pipeline connections to and from Redwater. Condensate is used as diluent by oil sands and heavy oil producers. Full utilization of this facility's capacity is expected to increase the current Western Canadian diluent supply by more than 15 percent. In response to continuing market demand in this area, Provident has increased the Midstream 2006 capital budget by $5 million, to $38 million, to fund a further expansion of the new rail rack facility. This additional investment will effectively double the facility’s rail-handling capacity.

“We continue to strengthen Provident's competitive position to take advantage of the growth opportunities that exist in Alberta,” said Provident President, Randy Findlay. “The Redwater facility in particular is strategically located to capitalize on opportunities that are emerging from extensive oil sands-related growth in the province.

U.S. Oil and Gas Production (USOGP)

Provident’s USOGP business unit generates cash flow from the production and sale of natural gas and crude oil from basins in Southern California and Wyoming. BreitBurn Energy LP (BreitBurn) operates 99 percent of the production, and Provident owns approximately 96 percent of Breitburn.

In the first quarter of 2006, USOGP generated $12.9 million of cash flow from operations, an increase of 13 percent over the same period in 2005. Production averaged 7,700 boed in the first quarter of 2006, up from 6,000 boed in the first quarter of 2005. This increase is primarily due to the addition of production from the Nautilus properties in Wyoming, which were acquired on March 2, 2005. As a result of BreitBurn’s ongoing drilling and optimization programs, production also increased on a quarter-over-quarter basis, up from an average of 7,600 boed in the fourth quarter of 2005. First quarter production was weighted 95 percent light/medium crude oil and five percent natural gas.

Field operating netbacks in the first quarter of 2006 were $36.36 per boe, up from $34.64 in the first quarter of 2005. Operating costs were $16.43 per barrel of oil equivalent (boe) during the first quarter, compared with $13.77 per boe during the first quarter of 2005. The higher operating costs year over year reflect USOGP efforts to return higher-cost wells to production to take advantage of strong crude oil prices. High electricity and oilfield service costs also contribute to a high cost environment.

Provident spent $14.7 million on USOGP capital expenditures during the first quarter. $11.5 million was spent on drilling, recompletions and workovers at West Pico, Santa Fe Springs, Orcutt and Wyoming. USOGP completed seven net wells in the quarter, and performed optimization work on 13 wells. $2.9 million was spent on facilities and equipment. Provident’s Board has approved an increase in the USOGP 2006 capital budget from $51 million to $59 million, over half of which is due to additional drilling in various fields as well as testing at Orcutt.

Proposed BreitBurn Initial Public Offering

Provident’s subsidiary company, BreitBurn Energy, intends to file a registration statement with the U.S. Securities and Exchange Commission relating to an initial public offering for a portion of BreitBurn’s assets. This announcement is being made pursuant to and in accordance with Rule 135 of the Securities Act of 1933 and does not constitute an offer of any securities for sale or a solicitation of an offer to buy any securities. Any such offer or solicitation will be made only by the prospectus included in the registration statement to be filed.

Canadian Oil and Gas Production (COGP)

Provident’s COGP business unit generates cash flow from the production and sale of natural gas, light/medium oil, natural gas liquids (NGLs), and heavy oil. Production assets are primarily located in the central and southern regions of Alberta and Saskatchewan.

In the first quarter of 2006, COGP generated $39.9 million in cash flow from operations, compared to $37.6 million in the first quarter of 2005. First quarter 2006 production averaged 24,000 boed compared to the average of 29,100 boed for the same period last year. The decrease compared to the first quarter of 2005 is due to the sale of approximately 2,100 boed of production in September 2005 and to natural declines. Compared to the fourth quarter of 2005, however, production increased by almost 500 boed, due to a successful shallow gas drilling program in southwest Saskatchewan. Production was weighted 53 percent natural gas, 37 percent medium/light crude oil and NGLs, and 10 percent heavy oil.

First quarter 2006 field operating netback of $25.93 per boe was 18 percent above the $21.99 per boe in the same quarter of 2005. Netbacks were down 24 percent from the fourth quarter of 2005 due to lower natural gas prices in the first quarter. Operating costs were $10.80 per boe during the first quarter of 2006, compared to $9.77 per boe during the first quarter of 2005, an 11 percent increase. In comparison to $10.82 per boe in fourth quarter 2005, operating costs have been effectively managed in a rising price environment. Operating expenses year over year increased in a number of categories, including well servicing, maintenance, power and fuel, and fluid hauling.

In the first quarter 2006, Provident spent $24.6 million in COGP capital expenditures. The COGP capital spending program for the year was accelerated in the first quarter, as favourable weather and effective rig planning contributed to successful execution. Almost all of the capital was spent on drilling, recompletions and workovers primarily in southern Saskatchewan. Internal development activities included drilling 20 net wells with 100 percent success. Provident drilled 15.5 net shallow gas wells in southern Saskatchewan, and work has begun to tie that production in during the second quarter. This drilling program was originally planned for the third quarter, but with the success of late 2005 and early 2006, COGP advanced the program to the first quarter. In West Central Alberta, Provident continues with its strategy of farming out high risk exploration land to fully optimize higher risk exploration land, while in Lloydminster, Provident plans to drill low risk heavy oil wells later in the year. Given the success of our drilling program in southwest Saskatchewan and other activities, the Board has approved an increase in the 2006 COGP capital budget from $55 million to $63 million.

“COGP had an outstanding quarter,” said Mr. Findlay. “We were particularly pleased to see strong continuing results from our southwest Saskatchewan program, and we’re continuing to see success there early in the second quarter.”

Executive Succession

Over the past year Provident has taken steps to strengthen its senior management team in order to provide for long-term succession planning in the organization. In mid-2005, Dan O’Byrne joined the team as Executive Vice President and COO and in early 2006 David Holm joined Provident as Executive Vice President Finance and Strategy. With the succession plan now executed, Randy Findlay, President since inception, has elected to retire from his management responsibilities with the company effective June 30, 2006. Mr. Findlay will remain on Provident’s Board of Directors, and he will also chair the Board of Directors of BreitBurn Energy.

“Randy Findlay has been instrumental in helping to build Provident into one of Canada’s top tier energy trusts,” said Tom Buchanan. “While we will all miss Randy’s insight, energy and exemplary leadership on a day-to-day basis, we are thrilled that he is remaining on the Board of Directors, where he will continue to play a major role in setting the direction of the Trust. We wish him continued good health, happiness and ongoing success as he enters the retirement phase of his career.”

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a natural gas liquids midstream business. Provident’s energy portfolio is located in some of the most stable and predictable producing regions in Western Canada, Southern California and Wyoming. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

Financial Statements and Management’s Discussion and Analysis (MD&A)

Provident’s interim consolidated financial statements and MD&A for the quarter ended March 31, 2006, are available on SEDAR (www.sedar.com), and on Provident’s website, at www.providentenergy.com, under the heading “Investors.”

This document contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds that Provident will derive there from.

Investor and Media Contact: Laurie Stretch Senior Manager, Investor Relations and Communications Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 800, 112 - 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 294-0111 www.providentenergy.com

Consolidated financial highlights

Consolidated	Three months ended March 31,
($ 000s except per unit data)
	2006	2005(1)	% Change

Revenue (net of royalties and financial derivative instruments)	$553,706	$322,023	72

Cash flow from COGP operations	$39,949	$37,569	6
Cash flow from USOGP operations	12,864	11,368	13
Cash flow from midstream services and marketing	26,093	15,200	72
Total cash flow from operations	$78,906	$64,137	23
Per weighted average unit – basic (2)	$0.42	$0.44	(5)
Per weighted average unit – diluted (3)	$0.42	$0.43	(2)
Declared distributions to unitholders	$68,350	$51,734	32
Per unit (2)	$0.36	$0.36	-
Percent of cash flow from operations paid out as declared distributions	87%	81%	7
Net income (loss)	$24,200	$(2,783)	-
Per weighted average unit – basic (2)	$0.13	$(0.02)	-
Per weighted average unit – diluted (3)	$0.13	$(0.02)	-
Capital expenditures, net	$55,303	$29,086	90
Nautilus acquisition	$-	91,420	(100)
Weighted average trust units outstanding (000s)
- Basic(2)	189,134	146,616	29
- Diluted(3)	189,572	148,861	27

Consolidated
	As at	As at
	March 31,	December 31,
($ 000s)	2006	2005	% Change
Capitalization
Long-term debt	$806,989	$884,604	(9)
Unitholders’ equity	$1,374,175	$1,404,826	(2)
(1) Restated for the impact of the retroactive implementation of the change in accounting policies for exchangeable securities - non-
controlling interest - see note 2 to interim consolidated financial statements

(2) Excludes exchangeable shares
(3) Includes dilutive impact of unit options, exchangeable shares and convertible debentures.

Operational highlights

Consolidated	Three months ended March 31,
COGP and USOGP combined	2006	2005	% Change

Oil and Gas Production
Daily production
Light/medium crude oil (bpd)	14,541	14,388	1
Heavy oil (bpd)	2,506	5,547	(55)
Natural gas liquids (bpd)	1,527	1,756	(13)
Natural gas (mcfpd)	78,274	80,466	(3)
Oil equivalent (boed)(1)	31,620	35,102	(10)
Average selling price (before non-hedging derivative instruments)
Light/medium crude oil ($/bbl)	$54.80	$49.32	11
Heavy oil ($/bbl)	$22.87	$25.85	(12)
Corporate oil blend ($/bbl)	$50.11	$42.63	18
Natural gas liquids ($/bbl)	$53.91	$45.30	19
Natural gas ($/mcf)	$8.00	$6.76	18
Oil equivalent ($/boe)(1)	$49.42	$42.07	17
Field netback (before non-hedging derivative instruments) ($/boe)	$28.42	$24.22	17
Field netback (including non-hedging derivative instruments) ($/boe)	$27.39	$20.78	32

Midstream services and marketing
Managed NGL volumes (bpd)	163,420	61,590	165
EBITDA (000s)(2)	$32,813	$16,380	100
(1) Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.
(2) EBITDA is earnings before interest, taxes, depletion, depreciation, accretion and other non-cash items.